EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Incorporation

Chrome Systems, Inc.	Delaware
Credit Online, Inc.	Delaware
dealerAccess, Inc.	Delaware
DealerTrack AAX, Inc.	Delaware
DealerTrack Aftermarket Services, Inc.	Delaware
DealerTrack Canada, Inc.	Ontario, Canada
DealerTrack Data Services, Inc.	Delaware
DealerTrack Digital Services, Inc.	Delaware
DealerTrack, Inc.	Delaware
DealerTrack Independent Dealer Services, Inc.	Delaware
DealerTrack Processing Solutions, Inc.	Delaware
DealerTrack Systems, Inc.	Delaware
General Systems Solutions, Inc.	Connecticut
FDI Computer Consulting, Inc.	California
triVIN, Inc.	Delaware
webalg, inc.	Delaware
DealerTrack Data Operations, LLC	Delaware
Chrome Data Operating LLC *	Delaware
Chrome Data Solutions, LP *	Delaware
AutoChrome Company *	Nova Scotia, Canada

* 50% ownership interest as part of the Chrome Data Solutions joint venture.